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                           January 11, 2024

       Gregory Poilasne
       Chief Executive Officer
       Nuvve Holding Corp.
       2488 Historic Decatur Road, Suite 200
       San Diego, CA 92106

                                                        Re: Nuvve Holding Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 8,
2024
                                                            File No. 333-276415

       Dear Gregory Poilasne:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at 202-551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              JR Lanis, Esq.